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SEC FILE NUMBER
8-69626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mulligan Investment Bankers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. Brand Blvd., Suite 235
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mulligan 310-987-1084
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Brian Mulligan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mulligan Investment Bankers, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Brian Mulligan
Signature

CEO
Title

SEE ATTACHED NOTARIAL CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)

County of Orange)

On February 6, 2017 before me, Alex Cooper, Notary Public,

Date — Here Insert Name and Title of the Officer

personally appeared Brian Mulligan

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ALEX COOPER
COMM...2041454
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. Sept. 15, 2017
BCT3

Signature [signature]

Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
Mulligan Investment Bankers, LLC

We have audited the accompanying statement of financial condition of Mulligan Investment Bankers, LLC as of December 31, 2016, and the related statement of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Mulligan Investment Bankers, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mulligan Investment Bankers, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Mulligan Investment Bankers, LLC's financial statements. The supplemental information is the responsibility of Mulligan Investment Bankers, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2017

Mulligan Investment Bankers, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	66,899
Prepaid expenses		3,461
Total assets	$	70,360

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	30
Payable to member		131
Total liabilities		161
Member's equity		
Member's equity		70,199
Total member's equity		70,199
Total liabilities and member's equity	$	70,360

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Operations
For the Period Ended December 31, 2016

Revenues	
Interest Income	$ 23
Total revenues	23
Expenses	
Compliance expense	1,424
Professional expense	20,500
Regulatory fees	2,422
Other operating expenses	5,255
Total expenses	29,601
Net (loss) before income tax provision	(29,578)
Income tax provision	1,100
Net (loss)	$ (30,678)

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC

Statement of Changes in Member's Equity

For the Period Ended December 31, 2016

		Member's Equity
Balance at January 1, 2016	$	88,077
Member's contributions		12,800
Net (loss)		(30,678)
Balance at December 31, 2016	$	70,199

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC

Statement of Cash Flows

For the Period Ended December 31, 2016

Cash flow from operating activities:				
Net (loss)			$	(30,678)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Prepaid expenses	$	(1,247)		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		(1,657)		
Payable to related party		(10,669)		
Total adjustments				(13,573)
Net cash provided by (used in) operating activities				(44,251)
Net cash provided by (used in) in investing activities				-
Cash flow from financing activities:				
Member's contributions		12,800		
Net cash provided by (used in) financing activities				12,800
Net increase (decrease) in cash				(31,451)
Cash at beginning of period				98,350
Cash at end of period			$	66,899
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Interest	$	9		
Income taxes	$	1,100		

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Mulligan Investment Bankers, LLC ("Company") is a limited liability corporation ("LLC") formed on March 11, 2015 in the State of Delaware. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is wholly owned by the Brian and Victoria Mulligan Living Trust ("thc Trust") and operates in Glendale, California.

The Company was approved to transact business as of February 24, 2016, and generated no revenue during its first year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received an initial capital contribution from the owncr to maintain ongoing operations for the first three years of operations.

The Company conducts the following types of business as a securities broker-dealer:

- Private Placements
- Mergers and Acquisitions
- Investment Banking
- Underwriter or Selling Group Participant (corporate securities other than mutual funds)
- Fairness Opinions

Note 2 – Significant Accounting Policies

Basis of Presentation –

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Mulligan Investment Bankers, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilitics and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from thosc estimates.

Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to thc member. Therefore, no provision or liability

Note 2 – Significant Accounting Policies

for Federal Income Taxes is included in these financial statements. The Company is subject to a limited liability company gross receipts fee, with a minimum annual fee of $800.

Income Taxes -
The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016,

Fair Value Measurements on a Recurring Basis as of December 31, 2016:

	Level 1	Level2	Level 3	Total
Cash and equivalent	$66,899	$	$	$ 66,899

Note 4 – Related Party

At December 31, 2016, there was $131 monies due to trust representing a reimbursement of expenses paid on behalf of the Company. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $66,738 which was $61,738 above its required net capital of $5,000. The Company's net capital ratio was .0024 to 1.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Mulligan Investment Bankers, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Member's equity	$ 70,199	
Total member's equity		$ 70,199
Less: Non-allowable assets		
Prepaid expense	3,461	
Total non-allowable assets		3,461
Net Capital		66,738
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 20	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 61,738
Ratio of aggregate indebtedness to net capital	0.0024 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

See independent auditor's report

Mulligan Investment Bankers, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Mulligan Investment Bankers, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements

Mulligan Investment Bankers, LLC
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Mulligan Investment Bankers, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

The accompanying notes are an integral part of these financial statements

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Mulligan Investment Bankers, LLC identified the following provisions of 17 C.P.R. § 15c3-3(k) under which Mulligan Investment Bankers, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Mulligan Investment Bankers, LLC stated that Mulligan Investment Bankers, LLC met the identified exemption provisions throughout the year ended November 30,2016, without exception. Mulligan Investment Bankers, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mulligan Investment Bankers, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 8, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of Mulligan Investment Bankers, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Mulligan Investment Bankers, LLC

By:

[signature]
Brian C. Mulligan, CEO

2/8/17
February 8, 2017